Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Leidos Shareholders Overwhelmingly Approve Requirement Necessary to Complete

Lockheed Martin Transaction, Re-Elect Nine Directors at Annual Meeting

RESTON, Va., Aug. 8, 2016 /PRNewswire/ — Leidos Holdings, Inc. (NYSE: LDOS) announced that, based on preliminary results, its shareholders overwhelmingly approved the issuance of shares of Leidos common stock necessary to complete the previously announced combination of Lockheed Martin’s Information Systems & Global Solutions (IS&GS) business with Leidos in a Reverse Morris Trust transaction. The transaction is still subject to customary closing conditions. The merger is expected to be completed on or about August 16, 2016. Additionally, Leidos shareholders also voted to elect nine members of the Board of Directors and supported Board recommendations on Leidos’ auditor, the advisory vote on executive compensation, and the advisory vote on transaction-related executive compensation.

Based on preliminary results, all Leidos Directors standing for election were re-elected to the Board:

•	David G. Fubini
•	Miriam E. John
•	John P. Jumper
•	Harry M.J. Kraemer, Jr.
•	Roger A. Krone
•	Gary S. May
•	Lawrence C. Nussdorf
•	Robert S. Shapard
•	Noel B. Williams

Final voting tallies from this year’s annual meeting are subject to certification by Leidos’ inspector of elections, and will be included in Leidos’ report to be filed with the Securities and Exchange Commission within a week.

About Leidos

Leidos is a science and technology solutions leader working to address some of the world’s toughest challenges in national security, health and infrastructure. The Company’s 18,000 employees support vital missions for government and commercial customers, develop innovative solutions to drive better outcomes and defend our digital and physical infrastructure from ‘new world’ threats. Headquartered in Reston, Virginia, Leidos reported annual revenues of approximately $5.09 billion for the 12 months ended January 1, 2016. For more information, visit www.Leidos.com.

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4, the prospectus filed by Leidos pursuant to Rule 424(b)(3), as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, its Quarterly Reports filed on Form 10-Q, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Splitco”), has filed with the SEC,

and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 and Form S-1 containing a prospectus, and Leidos has filed with the SEC, and the SEC declared effective on July 11, 2016, a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AS WELL AS ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and other documents filed with the SEC by Lockheed Martin, Splitco and Leidos at the SEC’s website at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ website at http://www.Leidos.com.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Media Contact:

Melissa Koskovich

571.526.6850

koskovichm@leidos.com

Investor Relations:

Kelly P. Hernandez

571.526.6404

kelly.p.hernandez@leidos.com

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